UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	12 February 2024 - “Director/PDMR Shareholding”

99.1

HALEON PLC
("Haleon" or "the Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

12 February 2024: Notification and Public Disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Persons Closely Associated with them.

On 12 February 2024, the Company received notification of the following transactions as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bjarne Tellmann
2	Reason for the notification
a)	Position/status	General Counsel - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Partnership Shares and award of Matching Shares under the Company's Share Reward Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.2154	39
		£Nil	39 (Matching Shares)

d)	Aggregated information

	- Aggregated volume	78

- Price

e)	Date of the transaction	9 February 2024
f)	Place of the transaction	London Stock Exchange (XLON)

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: February 12, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary